UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Scott J. Reiman

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,181,427 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,181,427 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Excludes 12,430,335 shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC, which may be deemed to be beneficially owned by Scott J. Reiman as a result of the relationships among Very Hungry, LLC and Scott Reiman 1991 Trust described in Items 3 and 4 of this Amendment. Mr. Reiman expressly disclaims membership in a group with Very Hungry, LLC and neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Mr. Reiman that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

CUSIP No. 74348X103	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D filed on May 23, 2013, as amended by Amendment No. 1 filed on July 3, 2013 (the “Schedule 13D”) , with respect to the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 10, 2013, the Reporting Person, Very Hungry and the Issuer entered into a note exchange and subscription agreement, whereby the Reporting Person and Very Hungry exchanged their Notes for an aggregate 5.5 million shares of a newly created senior mandatorily convertible preferred stock. The preferred stock will convert into the same units issued in the Issuer’s June 2013 public offering at a conversion price equal to the public offering price of $0.12 per share upon stockholder approval of such conversion and of a proposed reverse stock split of up to 50-for-one, which will be voted upon at the Issuer’s annual meeting of stockholders expected to be held in late August 2013. Each unit consists of one share of Common Stock, a five-year warrant to purchase an additional share of Common Stock at an exercise price of $0.12 and a second 90-day warrant, exercisable at $0.12, to purchase a share of Common Stock and an additional five year warrant to purchase an additional share of Common Stock at an exercise price of $0.12. The five-year warrants have the same full ratchet anti-dilution price protection contained in the five-year warrants issued in the public offering. The preferred stock will begin to accrue dividends of 20% per annum starting December 15, 2013, increasing to 25% on June 15, 2014 and again to 30% on December 31, 2014. The preferred stock limits the voting power of all Common Stock and preferred stock held by the preferred stock holders to 19.99% of the Issuer’s outstanding voting power.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As described in Item 3 of this Amendment, on July 10, 2013, the Reporting Person converted its Notes into preferred stock that will be convertible into Offered Units upon stockholder approval of such conversion. Upon conversion, the Reporting Person would own approximately 18,820,785 shares of Common Stock, warrants to purchase an additional 19,626,732 shares, and options to purchase an additional 200,000 shares.

Other than as described above and in the Schedule 13D, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

CUSIP No. 74348X103	13D	Page 4 of 5 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 13.	Certificate of Designation of Senior Mandatorily Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2013).

Exhibit 14.	Note Exchange and Subscription Agreement among Very Hungry LLC, Scott Reiman 1991 Trust and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2013).

CUSIP No. 74348X103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

SCOTT REIMAN 1991 TRUST

	By:	/s/ Michael J. Hipp
	Name:	Michael Hipp, Trustee